Exhibit 99.2

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ORBIC NORTH AMERICA, LLC and AJP HOLDING COMPANY, LLC, Plaintiffs, v. SONIM TECHNOLOGIES, INC., MIKE MULICA, PETER LIU, JAMES CASSANO, and JACK STEENSTRA, Defendants.	) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2025-_____-___

VERIFIED COMPLAINT

Plaintiffs Orbic North America, LLC (“Orbic”) and AJP Holding Company, LLC (“AJP” and, together with Orbic, “Plaintiffs”), by and through their undersigned counsel, bring this Verified Complaint against Defendants Sonim Technologies, Inc. (“Sonim” or the “Company”), Mike Mulica, James Cassano, Peter Liu, and Jack Steenstra (collectively, the “Director Defendants” and, together with the Company, “Defendants”), and allege upon knowledge as to themselves, and upon information and belief as to all other matters, as follows:

INTRODUCTION

1. This action arises from the Director Defendants’ blatant attempt to weaponize the Company’s advance notice bylaw in order to frustrate legitimate stockholder action. The reason for that attempt is obvious: knowing that the Company’s performance has been dismal and facing a proxy contest by stockholders holding in excess of 30% of the Company’s outstanding stock, the Director Defendants seek to entrench themselves and ensure that Sonim stockholders are prevented from having the opportunity to exercise their franchise to oust the Director Defendants from office.

2. Settled Delaware law provides that advance notice bylaws are intended to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” But, importantly, the orderly election processes facilitated by advance notice bylaws “inure also—if not primarily—to the benefit of shareholders[.]” The Director Defendants have lost sight of this principle and have chosen to impose conditions on Plaintiffs’ right to nominate candidates for elections to Sonim’s board of directors (the “Board”) that simply do not exist under any reasonable interpretation of the Company’s bylaws. Instead, the Director Defendants have improperly attempted to twist legitimate information mechanics in the advance notice bylaws into a tripwire, purely for entrenchment purposes (much like their decision to adopt a poison pill as discussed below).

3. The Company’s annual meeting (the “2025 Annual Meeting”) is rapidly approaching and actions taken at that meeting are likely to signal what the future of the Company holds. Plaintiffs have submitted a director nomination notice (the “Nomination Notice”) that put forth five nominees, and identified their skills, experience, and qualifications, to determine the future path for the Company. As is clear from the Nomination Notice, the professional backgrounds of each of Plaintiffs’ nominees would benefit the Company at this pivotal point. The Company though, through the Director Defendants, has improperly rejected Plaintiffs’ Nomination Notice.

4. Although Plaintiffs’ Nomination Notice fully complied with the Company’s bylaws, Defendants seek to prevent Sonim stockholders from considering Plaintiffs’ nominees and deciding for themselves who should serve on the Company’s board of directors.

5. The Director Defendants’ sole basis for rejecting Plaintiffs’ Nomination Notice is that the Notice purportedly violated Section 5(b)(1) of the bylaws by not including a conclusory sentence reflecting that the nominees’ experience, qualifications, attributes, and skills were the bases for their proposed nomination. No such requirement exists in the bylaws, rather Defendants purport to incorporate into the bylaws a disclosure requirement in Item 401(e) of Regulation S-K. But Item 401(e) also does not require, under its plain terms, the conclusory statement that Defendants assert as the basis for the rejection. Rather, Item 401(e) merely requires “for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made.” The Nomination Notice plainly included this required information, and Defendants cannot seriously contest otherwise.

6. Even a cursory comparison of the Nomination Notice and the Company’s rejection demonstrates this point. For example, the Nomination Notice provided extensive details as to each nominee’s employment history and relevant professional experience, which for some dated back more than 20 years. In particular, the Nomination Notice explained in detail the positions that each of the proposed nominees had held—including executive-level and director roles at leading technology companies—and relevant work experience of each of the proposed nominees—including extensive experience with AI and other cutting-edge technology—that made the proposed nominees well qualified for a role on the Board of Sonim, a technology-focused company. While Plaintiffs could have included a conclusory sentence to the effect that “we believe that the expertise and relevant experience of each of our nominees led to our decision to nominate them,” neither the bylaws nor Item 401(e) require this specific nomenclature. Such a statement would add nothing of materiality and there cannot be a reasonable dispute that the Nomination Notice included material information about nominees’ “specific experience, qualifications, attributes or skills” that led Plaintiffs to seek to nominate them.

7. The Company’s rejection of Plaintiffs’ Nomination Notice violated the Bylaws, and the Director Defendants breached their fiduciary duties by taking improper efforts to thwart a proxy contest, remove any possibility of a contested election, and entrench themselves in office.

8. Based on the timing of the Company’s annual meeting last year, Plaintiffs believe the 2025 Annual Meeting will be scheduled to be held in mid-to-late June 2025. Plaintiffs are therefore left with no other option than to seek prompt judicial enforcement of rights as stockholders to a fair opportunity to nominate qualified candidates for election to the Board.

FACTUAL BACKGROUND

A.	The Parties and Relevant Non-Parties

9. Plaintiff AJP Holding Company, LLC is a Delaware limited liability company. AJP is a record holder of 1,946,345 shares of common stock of the Company.

10. Plaintiff Orbic North America, LLC is a New York limited liability company. Orbic is the beneficial owner and proxy holder of the 1,946,345 shares of common stock of the Company described above. Orbic also holds 1,000 shares of the Company’s common stock as a record holder.

11. Together, Plaintiffs hold 30.7% of the Company’s Common Stock.

12. Defendant Sonim Technologies, Inc. is a Delaware corporation headquartered in San Diego, California. Sonim trades on the NASDAQ under the ticker “SONM.” Sonim offers mobile technology solutions to individuals in physically demanding workplaces, such as manufacturers, construction workers, electricians, miners, police, firefighters, and first responders.

13. Director Defendant Mike Mulica has served as a Director of the Company since April 2021 and as the Chairman of Sonim’s Board since November 2023. Mulica’s current one-year term on the Board expires at the Company’s 2025 Annual Meeting and upon the election of his successor at the 2025 Annual Meeting. Upon information and belief, Mulica will be standing for reelection at the Company’s 2025 Annual Meeting.

14. Director Defendant Peter Liu has served as a Director of the Company since July 2022 and as the Company’s Chief Executive Officer since April 2022. Prior to becoming the Company’s Chief Executive Officer, Liu served as the Company’s Executive Vice President for Global Operations from September 2010 to April 2022. Liu’s current one-year term on the Board expires at the Company’s 2025 Annual Meeting and upon the election of his successor at the 2025 Annual Meeting. Upon information and belief, Liu will be standing for reelection at the Company’s 2025 Annual Meeting.

15. Director Defendant James Cassano has served as a Director of the Company since July 2022. Cassano’s current one-year term on the Board expires at the Company’s 2025 Annual Meeting and upon the election of his successor at the 2025 Annual Meeting. Upon information and belief, Cassano will be standing for reelection at the Company’s 2025 Annual Meeting.

16. Director Defendant Jack Steenstra has served as a Director of the Company since July 2022. Steenstra’s current one-year term on the Board expires at the Company’s 2025 Annual Meeting and upon the election of his successor at the 2025 Annual Meeting. Upon information and belief, Steenstra will be standing for reelection at the Company’s 2025 Annual Meeting.

17. Non-party Jeffrey Wang has served as a Director of the Company since July 2022. Wang is the Manager of AJP. Wang will not stand for re-election at the 2025 Annual Meeting.

18. Non-parties Douglas B. Benedict, Joseph M. Glynn, Gregory Mark Johnson, Surendra Singh, and Michael Wallace are Plaintiffs’ nominees to the Company’s Board, as set forth in the Nomination Notice.

B.	Sonim Continues to Struggle Under Current Management

19. As described in the Company’s various SEC filings, Sonim specializes in rugged and durable mobile devices, catering to users who require extra resilience in their professional and personal lives. Initially focusing on handsets and accessories for the enterprise, first responder, and government sectors, Sonim has broadened its offerings to include connected devices for wireless internet access, such as mobile hotspots.

20. Over the last five years, Sonim has experienced a continuous decline in stock price. While Sonim’s stock traded for over $125 per share as recently as February 2021, its stock now trades for only $1.49. This reflects an approximately 99% decline.

21. Current management is well aware that Sonim’s performance (or lack thereof) has not lived up to the expectations of stockholders. On March 31, 2025, the Company once again announced staggering annual losses, this time of $33.6 million or $7.13 per share. Yet, two days later, on April 2, 2025, the Board significantly increased the change of control severance payments to which Mr. Liu would be entitled—an increase from six months of salary to 150% of 12 months of his salary. This increase in potential severance pay also came after Plaintiffs’ Nomination Notice and Indication of Interest (as defined below). Further, on April 12, 2025, the Board increased the change of control severance payments for Mr. Clay Crolius, the Company’s Chief Financial Officer, including by adding a guaranteed pro-rated bonus of not less than 20% of Mr. Crolius’s annual salary.

C.	The Company’s Advance Notice Bylaw

22. As set forth in Article V of Sonim’s Amended and Restated Certificate of Incorporation, the members of the Company’s Board “shall be elected at each annual meeting of stockholders for a term of one year … [and] until his successor is duly elected and qualified.” Ex. A, Art. V § B.1.

23. Sonim’s Amended and Restated Bylaws, amended as of June 14, 2024 (the “Bylaws”), among other things, set forth conditions regarding stockholder nominations of candidates for election to the Board at the Company’s annual meetings (the “Advance Notice Bylaw”).

24. In relevant part, Section 5(b)(1) of the Company’s Bylaws provides:

For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive officers of the corporation on a timely basis as set forth in Section 5(b)(3) and must update and supplement such written notice on a timely basis as set forth in Section 5(b)(3) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of the corporation which are owned of record and beneficially by such nominee, (4) the date or dates on which such shares are acquired and the investment intent of such acquisition and (5) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected); and (B) the information required by Section 5(b)(4).

Ex. B, Art. III, § 5(b)(1).

D.	Plaintiffs Seek to Nominate Five Directors for Election to the Board at the 2025 Annual Meeting

25. Based on the timing of the Company’s annual meeting last year, Plaintiffs believe the Company’s 2025 Annual Meeting of stockholders will be scheduled to be held in mid-to-late June 2025.

26. Under the Advance Notice Bylaw, the deadline to submit nominations for the 2025 Annual Meeting was March 22, 2025. See Ex. B, Art. III § 5.3 (“To be timely, the written notice required by Section 5(b)(1) and or 5(b)(2) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting[.]”).

27. On March 20, 2025, Plaintiffs jointly submitted the Nomination Notice to the Company, in compliance with the Bylaws. Ex. C. The Nomination Notice put forth five director nominees for the Board, to be voted on at Sonim’s 2025 Annual Meeting: Benedict, Glynn, Johnson, Singh, and Wallace.

28. The Nomination Notice set forth in detail the qualifications and biographies of each of the Nominees, and the rationale for each Nominee’s nomination, and provided all of the information required under Section 5.1 of the Bylaws. Indeed, among other things, the Nomination Notice provided:

●	The name and age of each of the Nominees (as required by Section 5.1(b)(1)(A)(1));

●	The business and residence address of each of the Nominees (as required by Section 5.1(b)(1)(A)(1));

●	The principal occupation or employment of Nominee Benedict (as required by Section 5.1(b)(1)(A)(2)), dating back approximately 20 years ago, which includes significant executive and board-level experience with technology driven investment firms and a private network service provider that specializes in software business solutions;

●	The principal occupation or employment of Nominee Glynn (as required by Section 5.1(b)(1)(A)(2)), dating back approximately 28 years ago, which includes significant board-level experience at a telecommunications company, an advisory board that helps technology companies connection, collaborate, and contribute to accelerate innovation, and an international association focused on growing and promoting the use of specific RF bands;

●	The principal occupation or employment of Nominee Johnson (as required by Section 5.1(b)(1)(A)(2)), dating back approximately 7 years ago, which includes significant executive experience developing and executing Orbic’s suite of digital financial products, and scaling business revenues through brand and product reimagination and go-to-market execution;

●	The principal occupation or employment of Nominee Singh (as required by Section 5.1(b)(1)(A)(2)), dating back approximately 30 years ago, which includes significant executive experience at Microsoft (25 years) and at an AI-powered, best-in-class NextGen Cloud Governance and Management platform;

●	The principal occupation or employment of Nominee Wallace (as required by Section 5.1(b)(1)(A)(2)), dating back approximately 27 years ago, which includes significant executive experience at Qualcomm Technologies and board-level experience at LinkNYC (a first-of-its-kind communications network); and

●	The fact that none of the Nominees own of record or beneficially own any capital stock of the Company (as required by Section 5(b)(1)(A)(3) and (4).

Ex. C.

29. On March 21, 2025, Plaintiffs issued a press release in connection with their delivery of the Nomination Notice (the “Press Release”), which they attached as an exhibit to their March 21, 2025 Schedule 14A and Schedule 13D amendment. The Press Release explained that Plaintiffs’ Nominees:

[W]ere chosen through a comprehensive evaluation process to identify professionals with complementary backgrounds and experiences related to improving operations, R&D, manufacturing, supply chain strategy, finance, sales, vendor and customer management and strategy and corporation development in the context of the opportunities that are available and offered by an association and cross shareholding with Orbic.

Ex. D.

E.	Orbic Offers to Acquire Sonim

30. On March 31, 2025, Orbic sent Sonim a non-binding indication of interest to acquire the Company that would result in Sonim’s common stockholders receiving $4.00 per share in cash (the “Indication of Interest”). Ex. E. Orbic’s offer represented an approximately 80% premium over the closing price for Sonim’s common stock on the prior trading day, March 28, 2025. Orbic’s Indication of Interest explained that Orbic believed its “offer represent[ed] an opportunity for [Sonim] stockholders to achieve extraordinary value for their shares.” Id. at 1.

31. The Indication of Interest explained further that Orbic had “no intent to dispose of any material part of Sonim’s business” and “intended to invest in and support Sonim’s overall business and look forward to renewed growth and financial strength in its business.” Id.

32. Orbic also indicated that it was ready to “negotiate all aspects of” the Indication of Interest. Id. at 2. Orbic set a deadline of 5:00 p.m. EST on April 4, 2025 for the Company to “agree on a path to a friendly combination and expedited due diligence,” or Orbic would “consider all available options to take its compelling case directly to [Sonim] stockholders.” Id.

33. On April 4, 2025, a Special Committee of the Board responded to Orbic’s Indication of Interest via letter. Ex. F. The Special Committee “agree[d] that a business combination premised on delivering a compelling premium to Sonim’s stockholders is critical.” Id. However, the Special Committee questioned whether Orbic could “actually consummate [the] proposed offer” and requested conditions “to move forward with” the parties’ discussions. Id. Those conditions included (i) no financial contingency, (ii) proof of funding, and (iii) adjustment to the offer price. Id. The Special Committee requested that Orbic “increase [its] price to an amount in excess of $4.21 per share given that [it] proposed to acquire a controlling interest.” Id.

F.	Orbic Serves a Section 220 Demand on the Company

34. On the same day as the Indication of Interest, March 31, 2025, Orbic served the Company with a demand for books and records pursuant to 8 Del. C. § 220 (the “Section 220 Demand”). Orbic’s Section 220 Demand sought books and records from the Company for the purpose of (i) communicating with Sonim stockholders, including regarding the 2025 Annual Meeting, (ii) communicating with Sonim stockholders concerning potential transactions Orbic may propose to them involving their Sonim stock, and (iii) providing Sonim stockholders with materials prepared by Sonim. Ex. G at 2.

35. By letter dated April 7, 2025, Sonim responded to the Section 220 Demand. After alleging various deficiencies, Sonim agreed “to produce a targeted set of materials responsive to the Demand Letter[.]” Ex. H. As of the date of this submission, Plaintiffs await Sonim’s response to Plaintiffs’ proposed confidentiality agreement.

G.	The Company Improperly Rejects the Nomination Notice

36. On April 7, 2025, Plaintiffs received a letter from Company, signed by Mulica on behalf of the Board, which rejected the Nomination Notice (the “Rejection Letter”). Ex. I. The Board identified just a single purported “deficiency” with respect to the Nomination Notice, and on that basis alone, prevented Plaintiffs from putting their nominees, who all have the type of professional experience that Sonim needs most now, for election to the Board up for election at the 2025 Annual Meeting.

37. According to the Rejection Letter, the Nomination Notice “failed to include” information required by the Advance Notice Bylaw. Specifically, the Board claimed in the Rejection Letter that the Nomination Notice omitted a disclosure under Section 5(b)(1) of the Company’s Bylaws, which requires compliance with Item 401(e) of Regulation S-K, as required by Item 7 of Schedule 14A under the Securities Exchange Act of 1934. Id. at 1. According to the Board, the Nomination Notice did not “briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the [Company].” Id. For this reason and this reason alone, the Company deemed the Nomination Notice as “deficient.” Id.

38. On April 10, 2025, Plaintiffs responded to the Rejection Letter (the “April 10 Letter”) and explained that the Company’s position with respect to the Nomination Notice was inconsistent with the Advance Notice Bylaw and “reflect[ed] a disingenuous attempt by the Sonim board to entrench itself in violation of its duties.” Ex. J at 1.

39. As further explained in the April 10 Letter:

The nomination notice provides extensive detail as to the experience and qualifications of the nominees, including employment details and relevant experience going back 20 or more years for most candidates. The notice plainly sets forth the experience and qualifications of our nominees which formed the basis for the nominations. Nothing more is required.

Id.

40. Plaintiffs went on to explain that “[t]he nomination notice provided, among other information, (i) the current principal occupation or employment for each proposed nominee, with a description of their roles and skills; and (ii) a summary of historical employment for each proposed nominee, with a description of their roles and skills.” Id. To be sure, the April 10 Letter provided specific “examples of the information for the proposed nominees included in the nomination notice” (explained further below). Id. at 1-2.

H.	The Board Adopts a Poison Pill

41. On April 21, 2025, the Company announced that the Board adopted a rights plan in response to Orbic’s proposal to acquire the Company (the “Poison Pill”). The Poison Pill will be activated if any person acquires (or any persons acting as a group acquire) 15.5% or more (or 20% in the case of certain passive investors) of the Company’s outstanding common stock. The Poison Pill does not expire until November 21, 2026. Much like their rejection of the Nomination Notice, the Director Defendants’ decision to adopt the Poison Pill was for no other reason than for entrenchment purposes.

I.	The Company’s Rejection of the Nomination Notice is both Inequitable and Based on a Fundamental Misunderstanding of the Advance Notice Bylaw

42. Defendants improperly rejected the Nomination Notice. The Company’s position cannot be reconciled with the plain language of the Company’s Bylaws or bedrock Delaware law.

i.	Defendants Misinterpret the Requirements of Section 5.1(b)(1) of the Bylaws and Item 401(e)

43. At bottom, Defendants’ position appears to be that Section 5.1(b)(1) of the Bylaws requires stockholder nominations to include a conclusory sentence that a nominee was nominated in light of his or her expertise and experience, even if the nomination includes information fully describing a nominee’s relevant experience, qualifications, attributes, or skills. That requirement cannot be found anywhere in the Advance Notice Bylaw.

44. The Advance Notice Bylaw requires only that any stockholder nomination notice set forth, among other things: “information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected).” Ex. B § 5.1(b)(1). By implication, the Advance Notice Bylaw requires disclosures under Item 401(e), which provides in relevant part:

In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.

17 CFR § 229.401(e).

45. The Nomination Notice more than complied with the Advance Notice Bylaw. By way of example, the Nomination Notice included that:

a.	Douglas Benedict has served as director and principal of various companies from 2013 to the present, and has extensive experience in strategic and financial advisory and M&A, including with companies operating in the technology, IT, and software-as-a-service fields.

b.	Joseph Glynn served as an officer at Qualcomm for almost three decades, as well as serving as a director for three different technology and telecommunications companies.

c.	Gregory Johnson has extensive experience as an officer and advisor to multiple companies, including advising concerning digital financial products and providing business solutions for point-of-sale transactions.

d.	Surendra Singh has served in various senior roles with technology-focused companies for decades, including serving in senior roles at Microsoft Corporation for approximately 25 years. Mr. Singh also has extensive experience in AI and other technology-focused fields.

e.	Michael Wallace served in various officer roles with Qualcomm for almost 25 years, focused on a variety of cutting-edge technology fields. Mr. Wallace also served as a director for a communications network company in New York City for several years.

Ex. C.

46. Critically, the Board’s Rejection Letter did not identify any material information that Plaintiffs’ Nomination Notice failed to disclose to Sonim stockholders to assist them in making a fully informed decision in casting their votes at the 2025 Annual Meeting. And for good reason: there is none. The specific experience, qualifications, attributes, and skills for each of the proposed nominees identified in the Nomination Notice were the bases that “led [Plaintiffs] to the conclusion” that the proposed nominees were well-qualified to serve as Company directors. Nothing more is required by the Advance Notice Bylaw.

47. The fact that Plaintiff’s Nomination Notice did not include a single sentence summarizing this conclusion has no bearing on Somin stockholders’ ability to exercise an informed judgment as to whether they should vote for or against Plaintiffs’ nominees. And tellingly, the Rejection Letter did not question the strength of the Nominees’ experience, qualifications, attributes, or skills. The Nomination Notice included all of the material information from which stockholders might conclude—for themselves—whether Plaintiffs’ nominees possessed the specific experience, qualifications, attributes or skills that might qualify them for Board service. And that is all that the Advance Notice Bylaw requires.

ii.	The Director Defendants Reject the Nomination Notice in a Blatant Attempt to Entrench Themselves

48. As demonstrated above, Plaintiffs complied with the plain terms of the Advance Notice Bylaw. Yet, Defendants chose to reject Plaintiffs’ valid Nomination Notice in violation of the Bylaws and the Director Defendants’ fiduciary duties. If left unremedied, Defendants’ wrongful rejection of Plaintiffs’ Nomination Notice would deny Plaintiffs the opportunity to present their Nominees to the Company’s stockholders in the hopes of restoring Sonim to stability, profitability, and stockholder value creation—thereby denying Company stockholders a meaningful choice in the direction of the Company going forward.

49. The Company’s rejection of the Nomination Notice is a transparent attempt by the Director Defendants to entrench themselves (similar to the adoption of the Poison Pill) by using the Company’s Advance Notice Bylaw requirements as a tripwire to invalidate Plaintiffs’ proper Nomination Notice. As the Delaware Supreme Court explain just last year, when a bylaw “function[s] as a ‘tripwire’ rather than an information-gathering tool”—as here—it “suggest[s] an intention to block the dissidents’ effort.” Kellner v. AIM ImmunoTech Inc., 320 A.3d 239, 265 (Del. 2024).

50. The Director Defendants’ attempts to entrench themselves are further highlighted through recent activity taken at the Company, including, but not limited to, the significant increase of change of control severance payments to which Liu and Crolius would be entitled, as well as the adoption of the Poison Pill. All the while the Company has recently announced staggering annual losses and experienced a precipitous stock price drop following an extended period of time, resulting in an approximately 98% decline over the past five years.

51. Moreover, even if Item 401(e) could be interpreted to require a conclusory sentence that each of the Nominees was nominated in light of their expertise and experience (it does not), such a restriction strikes directly in the face of equity, which seeks to protect stockholder rights established through decades of settled Delaware law and practice.

52. In other words, a board of directors may not reject a valid nomination notice simply to stave off challenge and entrench themselves, contrary to the wishes of the stockholders. That is exactly what Defendants have done here (in addition to adopting the Poison Pill).

53. And it is especially troubling that Defendants have taken this improper course of action under the circumstances presented in this case. Plaintiffs are significant stockholders of the Company, holding approximately 30.7% of the Company’s common stock. Orbic recently offered to acquire the Company at an 80% premium. Defendants know that if that deal were to close, the Director Defendants would be removed from the Board. On top of that, the Director Defendants know that Orbic has served a demand for books and records to further uncover exactly what is happening at the Company and have expressed an intent to solicit proxies for the 2025 Annual Meeting. While the Director Defendants should not be risking the Company’s future or jeopardizing the remaining equity value of the Company, that is exactly what they are doing here.

COUNT I

(Breach of Contract Against the Company)

54. Plaintiffs repeat and reallage each of the foregoing paragraphs as if fully set forth herein.

55. Under the Company’s Advance Notice Bylaw, the Company is required to acknowledge and accept compliant nominations for elections of directors when that notice is sent and received by the deadline.

56. As demonstrated above, Plaintiffs’ Nomination Notice fully complied with the Advance Notice Bylaw and is valid notice of Plaintiffs’ intent to nominate the Nominees for positions as directors of the Company, to be voted upon at the Company’s 2025 Annual Meeting.

57. The Company unjustly and improperly rejected the Nomination Notice, in violation of the plain language of the Advance Notice Bylaw and well-established Delaware law.

58. In so acting, Defendants are improperly preventing Plaintiffs from proceeding with their Nomination Notice (which was sent in good faith and without deficiencies). Instead, the Company rejected the Nomination Notice for lack of a conclusory sentence that is not required by the Bylaws. Ultimately, the Company rejected the Nomination Notice for pretextual reasons to block Plaintiffs from presenting alternative Board candidates to the stockholders, consistent with their stockholder rights.

59. By rejecting the Nomination Notice, the Company violated the plain and express terms of the Bylaws. This deprives Plaintiffs of their nominating rights.

60. Plaintiffs have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty Against the Director Defendants)

61. Plaintiffs repeat and reallege each of the foregoing paragraphs as if fully set forth herein.

62. The Director Defendants owe and continue to owe all Sonim stockholders—including Plaintiffs—the highest duties of care and loyalty. The Director Defendants’ fiduciary duties preclude them from taking any action to favor their own interests ahead of the interests of the Company or its stockholders.

63. In breach of their fiduciary duties, the Director Defendants wrongfully rejected the Nomination Notice for the purposes of perpetuating their Board-level control over the Company. The Director Defendants were seeking to insulate themselves from an election challenge and to block Plaintiffs from presenting alternative director candidates to stockholders, consistent with Plaintiffs’ franchise rights as a significant stockholder.

64. At bottom, the Director Defendants are unlawfully preventing Plaintiffs as stockholders of the Company from proceeding with their Nomination Notice and putting their nominees before the Company’s stockholders at the 2025 Annual Meeting.

65. Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs respectfully request that this Court enter an order as follows:

A. Finding that the Company breached the Bylaws by rejecting the Nomination Notice;

B. Finding that the Nomination Notice complied with the Bylaws and that Plaintiffs’ nominees must be made available to the Company’s stockholders in the director election at the 2025 Annual Meeting;

C. Finding that the Director Defendants breached their fiduciary duties by rejecting the Nomination Notice;

D. Temporarily and permanently enjoining the Company and its Board from taking any actions to prevent Plaintiffs from exercising their rights under the Company’s Bylaws, including, but not limited to, enjoining the submission of any slate of nominees at the Company’s 2025 Annual Meeting for the election of directors for the Board that does not contain Plaintiffs’ Nominees;

E. Awarding Plaintiffs their fees, costs, and expenses, including their attorneys’ fees and costs, incurred in connection with this action; and

F. Granting such other and further relief as the Court deems proper.

Matthew W. Murphy (#5938)
John M. O’Toole (#6448)
Kevin M. Kidwell (#6988)
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
(302) 651-7700
murphy@rlf.com
otoole@rlf.com
kidwell@rlf.com

Attorneys for Plaintiffs Orbic North America, LLC and AJP Holding Company, LLC

Dated: April 24, 2025